

February 8, 2013

Via E-mail
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

>   **Re: North American Energy Resources, Inc.**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2012**
>   **Filed July 27, 2012**
>   **File No. 000-52522**

Dear Mr. Coldren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Properties

Proved Reserves Disclosures

1. We note that you engaged an independent petroleum consulting firm to audit reserves as of May 1, 2011 and that the Company updated these reserves at May 1, 2012. Please provide the disclosure required by Item 1202(a)(7) and Item 1202(a)(8) of Regulation S-K or tell us why it is not applicable.

Production History

2. Please revise your disclosure to production, production price and production cost information to include the fiscal year ended April 30, 2010. *See* Item 1204 of Regulation S-K.

Executive Compensation

3. We note your disclosure that as part of initial compensation the executive team was granted warrants and that Mr. Silvey was granted shares of restricted stock in exchange for his services. Please revise your disclosure in the summary compensation table and include an outstanding equity awards at fiscal year-end table to include required compensation, including such warrants and shares of restricted stock, as appropriate, or tell us why any such compensation should not be included therein. *See* Items 402(n) and (p) of Regulation S-K.

Employment Agreements

4. We note your disclosure that employment agreements were to be developed during the initial six months of your new executive team's employment. Please tell us of the status of the employment agreement and revise your disclosure as appropriate. *See* Item 402(o)(1) of Regulation S-K.

Compensation of Directors

5. Please revise your disclosure to include the table and all other information required by Item 402(r) of Regulation S-K or tell us why it is not applicable.

Certain Relationships and Related Transactions and Director Independence

6. Please provide an itemization of the expense reimbursements owed to your chief executive officer and chief financial officer. In connection therewith, we note your disclosure in Note 2 to the financial statements contained in your Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 2012 and October 31, 2012. In addition, please confirm that none of the amounts included therein are perquisites and other personal benefits or property in excess of $10,000 that would be compensation to be disclosed in the summary compensation table. *See* Instruction (ix)(A) to Item 402(n).

7. Please provide the director independence disclosure required by Item 407(a) of Regulation S-K.

Exhibits and Financial Statement Schedules

8. Please file or incorporate by reference all exhibits, including material agreements, required by Item 601(b)(10) of Regulation S-K. As examples only, we note your disclosure with respect to your 2008 Stock Option Plan and warrants granted pursuant to a warrant agreement to your executive team. In addition, we note you have not filed your amended articles of incorporation and bylaws. Finally, please file the agreement whereby you acquired the interest in the gas well in Texas County, Oklahoma.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Alan G. Massara